Exhibit 99.1

PERDIGÃO EXPANDS BUSINESS ACTIVITIES IN THE BEEF MARKET WITH THE
ACQUISITION OF A BEEF PLANT IN MATO GROSSO

Plant is located in a region covering a large part of Brazil’s best extensive cattle ranching herds

Perdigão announced today (June 19 2006) the finalization of negotiations with Valore Participações e Empreendimentos Ltda. and its partners to acquire the beef plant operated by Unifrigo in the municipality of Mirassol D´Oeste in the state of Mato Grosso. The plant’s capacity, which today slaughters 500 head/day, is being expanded to two thousand head/day. Work is already in progress and should be concluded in maximum of 180 days.

The transaction amounted to approximately R$ 100 million and meets the Company’s targets of expanding its business in the beef business established in the strategic plan by 2011. Funds raised from the public offering of shares at the end of last year have been allocated for the acquisition of the facility.

Perdigão has been operating in the beef segment since September 2005, when it contracted the industrial slaughtering and deboning services of Arantes Alimentos Ltda.’s plant in Cachoeira Alta (GO). Production at this unit is being commercialized to both domestic and external markets.

Perdigão’s expertise acquired in the distribution and commercialization of meats as well as chilled and frozen products together with the long experience of Unifrigo’s team of professionals, leaves the Company well placed to upgrade its business in the beef market, thus maximizing the use of already consolidated channels especially in the international market. The Company also has a significant demand for beef in the preparation of some items in its existing product mix (hamburgers, meat balls, kibbis and others) and can be expected to use the Mirassol D´Oeste unit as  one of its supply sources.

EXPANSION ON MORE EMPLOYMENT

Located 300 kilometers from the state capital, Cuiabá, in the valley of the Guaporé River, the region is one of the most prolific breeding  areas of nelore cattle and an area where a large part of the Brazilian extensive cattle ranching herds is to be found. The plant currently operates a single shift and employs 550. There is a high level of quality control which begins with the choice of animals reared exclusively on natural pastures and monitored using an animal traceability system.

Expansion work is being executed according international animal health and food safety standards in addition to environmental protection requirements. Once concluded, the industrial unit will begin to operate with two shifts, and as it gradually reaches full production capacity, hire a further 1,500 employees locally.

Operating with advanced technology, the plant is already exporting to Russia and countries  such as the United Arab Emirates, Angola, Kuwait, Morocco, the West Indies and Georgia, among others, and is expected to receive authorization to sell its products into the European Union and to other countries. The company’s intention is to allocate the majority of its production to export markets.

Perdigão takes over control of the plant as soon as requirements of a legal and operational nature are met and the transfer can be concluded.

São Paulo (SP), June 19, 2007.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.